MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The information contained in this section should be read in conjunction with (1) our unaudited condensed consolidated interim financial statements as of June 30, 2012 and for the six months then ended and related notes included in this Report of Foreign Private Issuer on Form 6-K and (2) our Consolidated Financial Statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2011 and the other information contained in that Annual Report, particularly the information under the caption “Item 5. Operating and Financial Review and Prospects” and Amendment no. 1 to form F-3 from May 31, 2012. Our condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and interpretations as issued by the International Accounting Standards Board ("IASB").

We are including segment information in our financial statements according to IFRS 8 based on our organizational structure, including internal reports in order to evaluate performance and allocate resources reviewed by our chief operating decision maker, the nature of the products and services that we provide, and the distribution channels of our sale. Selling, general and administrative expenses of headquarter operations and financial income and expenses are not included in the results of each of the operating segments. The Company presents four reportable segments: Supermarkets, Commercial and Fueling Sites, Non-Food Retail and Wholesale (“Non-Food") and Real Estate. In addition to the reportable segments mentioned above, the group has other operations, the results of these operations are included in the financial statement in the "other" segment.

Our four operating segments consist of the following:

(1)	Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of June 30, 2012, Mega Retail operated 217 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE", in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices).

(2)	Commercial and fueling sites – Through its subsidiary Dor Alon Energy In Israel (1988) Ltd. (listed in TASE "Dor-Alon"), the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The commercial and fueling sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of cost arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the total operating profit. As of June 30, 2012, Dor Alon operated 200 fueling stations and 204 convenience stores in various formats.

1

(3)	Non-food (Retail and Wholesale) – Mostly through its subsidiary, BEE Group Retail Ltd. ("BEE Group"), the Company is engaged in non-food retail and wholesale activities. As of June 30, 2012, the Company operated 239 non-food retail outlets, mostly through franchisees, with specialties in houseware and home textile, toys, leisure, and infant. This segment also includes properties owned through Blue Square Real Estate ("BSRE") which are used by the segment.

(4)	Real Estate – Through its subsidiary Blue Square Real Estate Ltd. (listed in TASE "BSRE"), the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as the development of the "Wholesale Market" residency project.

(5)	Other – Through its subsidiary Alon Cellular Ltd. the Company is engaged in cellular "MVNO" activities.

Key Figures

	Three months ended June 30, 2011	Three months ended June 30, 2012		Six months ended June 30, 2011	Six months ended June 30, 2012		Convenience translation(a) six months ended June 30, 2012
	NIS in millions		Changes	NIS in millions		Changes	U.S. dollars
Net revenues	3,208.5	3,335.1	3.9%	6,215.6	6,513.6	4.8%	2,035.9
Gross profit	752.0	720.8	(4.1%)	1,481.5	1,419.4	(4.2%)	1,660.4
% Gross profit	23.4%	21.6%	—	23.8%	21.8%	—	—
Operating profit *	106.0	56.3	(46.9%)	197.8	91.9	(53.5%)	23.4
% Operating profit *	3.3%	1.7%	—	3.2%	1.4%	—	—
Financial expenses, net	15.2	95.7	529.6%	55.9	138.9	148.5%	35.4
Net income	71.8	48.4	(32.6%)	109.5	51.2	(53.2%)	13.1

*	Before other gains and losses and changes in fair value of investment property

Overview of our Activities for the Six and Three Months ended June 30, 2012

•	In the Supermarket segment:

o	Revenues in the first half of 2012 decreased by 3.6% due to a reduction in the same store sales (SSS) at a rate of 5.3% compared to the comparable period last year. In the second quarter of 2012 the revenues decreased by 6.4% due to a reduction in the same store sales at a rate of 7.6% compared to the comparable quarter last year.
o	Net opening of six branches from the beginning of 2012, with a total floor space of approximately 11 thousand square meters.

2

o	Operating profit in the first half of 2012 amounted to NIS 49.6 million compared to NIS 117.6 million in the comparable period last year. Operating profit in the second quarter amounted to NIS 32.4 million compared to 68.0 in the comparable quarter last year. The major improvement mainly derived from implementing efficiency measures and adjusting the expense structure.
o	In August 2012, Mega commenced the implementation of a strategic maneuver in approximately 30 branches of the chain that will include:
-	Exiting from 10 branches until the end of the year.
-	Launching new hard discount chain in national deployment of 20 branches.

•	In the Commercial and Fueling Sites segment:

o	Segment sales increased by 16.7% in the first half of 2012 compared to the comparable period last year. The main increase was due to an increase in sales in the convenience stores and increase in the prices of petrol.
o	Increase in operating profit of 7.5% from NIS 50.7 million in the second quarter of 2011 to NIS 54.5 million in the second quarter of 2012 mainly due to efficiency measures taken by the Company after reducing the marketing margin in September 2011 and expanding the activity in the convenience store sector. The operating profit decreased by 13.2% from NIS 101.0 million in the first half of 2011 to NIS 87.7 million in the first half of 2012 due to reducing the marketing margin the impact of which was offset following efficacy measures.
o	On May 31, 2012, the Water and Energy Ministry updated the supervised marketing margin of gasoline 95 to increase the marketing margin for self-service by 4.7 agorot per liter (before VAT) and reduce the addition for full service by 3.8 agorot per liter (before VAT). The above updating had no material effect on Dor Alon results in the reported period.

o	On June 28, 2012, the Palestinian Authority informed Dor Alon that it was discontinuing its commitment with the Company regarding the supply of fuels to the Gaza Strip effective October 1, 2012. The termination of such services is not expected to have a material effect on Dor Alon's business results in 2012.

•	In the Real Estate segment:

o	In May 2012 BSRE completed the purchase of land in the wholesale market complex and recorded a gain of NIS 95 million from revaluating the commercial section. In addition, following a decrease in the holding rate in the residential section of the project, BSRE recorded a gain of NIS 19.6 million.

•	In the Non Food segment:

o	During April 2012, Bee Group informed that it had reached an agreement with a franchisee which experienced financial difficulties. Based on the franchise terms with the franchisee and the said agreement, Bee Group took over the majority of the stores and the inventory in exchange for the debt.

For further information, see Note 7 to the financial statements as of June 30, 2012.

•	Toward the end of the second quarter, the Company launched cellular operations as an MVNO under the brand "YouPhone".

3

Investments

Real Estate Segment

•	Investment in Comverse Building (Ra'anana) in the Real Estate segment:

o	On May 13, 2012, BSRE signed a memorandum of understanding with a third party (the lessee), pursuant to which the Company agreed to erect a 23,000 square-meter office building on real property it owns in Ra'anana and also to construct a 2,300 square-meter basement (the structure), both of which will be leased to the lessee for 10 years. BSRE has undertaken to erect a surrounding structure at an estimated cost of NIS 200 million and to perform all of the finishing work, as far as requested by the lessee, which is estimated at a cost NIS 75 million.

For further information, see Note 7 to the financial statements as of June 30, 2012.

•	Investment in The wholesale market complex in the Real Estate segment:

o	On May 31, 2012, Tel Aviv Lev Towers Ltd. and the Tel Aviv City Mall Ltd. (in which BSRE holds indirectly 50% together with Gindi Investments 1 Ltd and its subsidiaries, "Gindi"), completed the purchase of lease rights for the period ended on August 31, 2099 for a part of the wholesale market complex in Tel Aviv.

The Purchasers paid the Sellers the balance of the consideration in the aggregate amount of approximately NIS 730 million plus VAT.

On June 29, 2012, BSRE and Gindi completed the allocation of one additional share of Tel Aviv Lev Towers to Gindi according to the appendix to the Memorandum of Understanding dated April 15, 2010, such that following the allocation, Gindi holds indirectly 50.5% of the issued and outstanding share capital of Tel Aviv Lev Towers and BSRE indirectly holds 49.5% of the issued and outstanding share capital. Tel Aviv Lev Towers ceased to exist under joint control in the second quarter financial statements of BSRE and therefore the investment in the residential company was recorded using the equity method of accounting. BSRE recorded in the statements of operations a gain of NIS 19.6 million for the difference between the fair value of the Company's investment in the residential company upon losing control, and the investment balance as included in the books at this time.

As of June 30, 2012, BSRE recorded in its financial statements for the second quarter a gain of NIS 95 million from the appreciation before taxes stemming from revaluation of real estate in Tel Aviv City Mall Ltd.

For further information, see Note 7 to the financial statements as of June 30, 2012.

•	Investment in Hadar Mall in the Real Estate segment:

o	On June 5, 2012, BSRE entered into a loan agreement to receive financing from a group of institutional companies in the amount of NIS 125 million in order to build an addition to the extension to the Hadar Mall in Jerusalem, of which BSRE holds 50% of the rights.

For further information, see Note 7 to the financial statements as of June 30, 2012.

4

•	Commercial and fueling sites Segment

•	Investment in establishing a power plant:

o	On February 8, 2012, a corporation controlled by Dor Alon (55% held) entered into a detailed agreement with Sugat Sugar Refineries Ltd. (Sugat) under which the corporation is to establish a power plant on its premises with total capacity of up to 124 Mega Watt. In the first stage, the plant capacity shall be 64 Mega Watt. Under the agreement, the power plant is to provide the energy needs of Sugat for 24 years and 11 months, and in addition the corporation may sell steam and electricity to third parties.

For further information regarding connecting the Sugat plant to the natural gas transmission systems and an agreement with Israel Natural Gas Lines Ltd. ("INGL"), see Note 7 to the financial statements as of June 30, 2012.

RESULTS OF ALON HOLDINGS BLUE SQUARE - ISRAEL

Six Months Ended June 30, 2012 Compared To Six Months Ended June 30, 2011

Revenues (including government levies) for the first half of 2012 were NIS 7,986.9 million (U.S. $2,035.9 million), compared to NIS 7,599.5 million in the first half of 2011 - an increase of 5.1%. The increase in revenues derives mainly from an increase in the revenues of Dor Alon, in the first half of 2012 amounted to NIS 4,479.3 million (U.S. $1,141.8 million) as compared to NIS 3,960.4 million in the first half of 2011, an increase of 13.1%. The main increase was due to an increase in quantity sales, an increase in sales in the convenience stores and increase in the prices of petrol. The increase in the revenues was off-set by a decrease in the revenues in the Supermarket segment of 3.6% or NIS 123.5 million (U.S. $31.5 million) mainly due to a reduction in the same store sales (SSS) at a rate of 5.3% (NIS 3,279.5 million compared to NIS 3,403.0 million) which was mainly caused by the increasing competition and opening of commercial areas. In the Real estate segment, there was an increase of revenues of approximately 15.8%, or NIS 2.3 million (U.S. $0.6 million), in the rental fee income mainly due to the increase in leased premises. In the Non-food segment, net revenues from external customers decreased by approximately 4.9%, or NIS 10.8 million (U.S. $2.8 million), mainly due to a decrease in sales to franchisees and from closing stores by franchisees.

Gross Profit in the first half of 2012 amounted to approximately NIS 1,419.4 million (U.S. $361.8 million) (approximately 21.8% of revenues) compared to gross profit of approximately NIS 1,481.5 million (23.8% of revenues) in the first half of 2011.

The decrease in the gross profit was mainly due to a decrease in sales of the supermarkets segment, a decrease of NIS 56.0 million in gross profit (U.S. $14.3 million) deriving from the public protest and the increasing competition, an increase in petrol prices in the Commercial and Fueling Sites segment and a decrease in the marketing margin of supervised gasoline in September 2011.

5

Selling, general, and administrative expenses in the first half of 2012 amounted to approximately NIS 1,327.5 million (U.S. $338.4 million) compared to NIS 1,283.7 million in the first half of 2011, an increase of 3.4%.

In the Commercial and Fueling Sites segment, an increase of 3.4% or NIS 11.5 million (U.S. $2.9 million) was recorded, mainly deriving from opening new fueling sites, which was offset by efficiency measures beginning from the fourth quarter of 2011. In the Supermarket segment, there was an increase of NIS 12 million (U.S. $3.1 million) that resulted from the net opening six new branches. In the Non-Food segment, an increase of NIS 4.9 million (U.S. $1.2 million) deriving from increase in rental fees and in minimum wage. In the Real Estate segment, an increase in expenses was recorded due to a provision in the amount of NIS 6 million for management fees in the mall company which builds the mall in the wholesale market complex.

Operating profit (before other gains and losses and increase in the fair value of investment property) in the first half of 2012 amounted to NIS 91.9 million (U.S. $23.4 million) (1.4% of revenues) as compared to NIS 197.8 million (3.2% of revenues) in the comparable period last year, a decrease of 53.5%. The decrease in the Operating Profit stemmed mainly from a decrease in the Supermarket segment due to increasing competition, a decrease in the Operating Profit in the Commercial and Fueling segment due to the decrease in the marketing margin, decrease in retail sales in the non food segment from NIS 221.4 million to NIS 210.6 million and due to the launching of Alon Cellular. In the real estate segment, operating profit decreased from NIS 6.3 million in the first half of 2011 to operating profit of NIS 0.4 million (U.S. $0.1 million) due to recording a provision for management fees in the mall company which builds the mall in the wholesale market.

Increase in fair value of investment property in the first half of 2012 - the Company recorded profit from the change in the value of investment property in the amount of NIS 84.3 million (U.S $21.5 million) including NIS 95 million from revaluation of the commercial section in the wholesale market complex in Tel Aviv, compared to NIS 19.5 million in the first half of 2011.

Other income and expenses, net in the first half of 2012 - the Company recorded other income, net in the amount of NIS 17.7 million (U.S $4.5 million) compared to net expenses of NIS 6.3 million in the first half of 2011. In the first half of 2012 BSRE recorded a gain of NIS 19.6 million for the difference between the fair value of the Company's investment in the residential company upon losing control, and the investment balance as included in the books at this time.

Operating profit in the first half of 2012 was NIS 193.9 million (U.S. $49.4 million) compared to operating profit of NIS 210.9 million in the first half of 2011, a decrease of 8.1%.

Financial Expenses, Net for the first half of 2012 were NIS 138.9 million (U.S. $35.4 million) compared to financial expenses, net of NIS 55.9 million in the first half of 2011.

The increase in finance costs, net derived from a decrease in finance income. Finance income in the amount of NIS 101.5 million in the first half of 2011 was recorded due to the change in the fair value of the option to purchase shares of Diners. Finance costs in CPI linked loans decreased in the first half of 2012 by NIS 25.4 million (U.S. $6.5 million) following an increase of inflation at a lower rate than last year (CPI increased in the first half of 2012 by 1.25% compared to an increase of 2.16% in the comparable period last year).

Taxes on income in the first half of 2012 totaled NIS 8.5 million (U.S. $2.2 million) (an effective tax rate of 14.3% as compared to the statutory rate of 25%) as compared to tax expenses totaled NIS 46.8 million in the comparable period last year (an effective tax rate of 29.9% as compared to the statutory rate of 24%). The decrease in the effective tax rate in this period derived mainly from recording a gain from decrease in holding rate in respect of which the Company did not record deferred taxes.

6

Net income for the first half of 2012 amounted to NIS 51.2 million (U.S. $13.1 million) compared to a net income of NIS 109.5 million in the first half of 2011. The income in the first half of 2012 attributable to the Company's shareholders amounted to NIS 22.5 million (U.S. $5.7 million), or NIS 0.34 per share (U.S. $0.09), and the profit attributable to the non-controlling interests amounted to NIS 28.7 million (U.S. $7.3 million).

Results for the Second Quarter of 2012

Gross Revenues (including government levies) for the second quarter of 2012 were NIS 4,090.5 million (U.S. $1,042.7 million) compared to revenues of approximately NIS 3,890.0 million in the comparable quarter last year, an increase of 5.2%. The main increase in revenues derived from an increase of NIS 321.5 million (U.S. $82.0 million) in the Commercial and Fueling segment and was partially off-set by a decrease in sales in the Supermarket segment due to a reduction in the same store sales (SSS) at a rate of 7.6%.

For more information, please see "Segment Information Analysis" below.

Gross Profit of the second quarter of 2012 amounted to approximately NIS 720.8 million (U.S. $183.7 million) compared to gross profit of approximately NIS 752.0 million in the comparable quarter of 2011. The decrease in gross profit derived mainly from the decrease in gross profit in the Supermarket segment, NIS 445.8 million compared to NIS 480.4 million in the second quarter of 2011, stemming from a decrease in same store sales as mentioned above, partially offset by an increase of 5.1% or NIS 11.4 million (U.S. $2.9 million) in gross profit in the Commercial and Fueling segment due to an increase in sales from convenience stores which was partially offset by the decrease in the marketing margin in September 2011.

Selling, General and Administrative Expenses in the second quarter of 2012 amounted to NIS 664.5 million (U.S. $169.4 million) compared to approximately NIS 646.0 million in the comparable quarter, an increase of approximately 2.9%. The main increase in expenses was recorded in the Real Estate segment due to a provision for management fees aforementioned, an increase in the Supermarket segment and the Commercial and Fueling segment due to opening new stores and fueling sites during the period and was partially off-set by efficiency measures implemented.

Operating Profit (before other gains and losses and increases in the fair value of investment property) in the second quarter of 2012 amounted to NIS 56.3 million (U.S $14.4 million) compared to NIS 106.0 million in the second quarter of 2011, a decrease of 46.9%. The decrease in the operating profit was mainly due to a decrease in sales in the Supermarket segment and erosion of gross margin, decrease in sales to franchisees in the Non Food segment as a result of discontinued operations, increase in expenses in the Real Estate segment due to a provision for management fees and launching Alon Cellular during the second quarter of 2012.

Change in the Fair Value of Investment Property - the Company recorded gain from appreciation of investment property in the amount of NIS 81.6 million (U.S $20.8 million) in the second quarter of 2012, including NIS 95 million from revaluation of the commercial section in the wholesale market complex in Tel Aviv, compared to NIS 16.4 million in the comparable quarter last year.

Other income and expenses, Net - the Company recorded other income, net of NIS 17.8 million (U.S. $4.5 million) in the second quarter of 2012, compared to net expenses of NIS 4.4 million in the comparable quarter. The income in this quarter included a gain from decrease in holding rate and loss of control in the residential company in the wholesale market complex in Tel Aviv amounting to NIS 19.6 million (U.S. $5.0 million).

7

Operating Profit amounted to approximately NIS 155.8 million (U.S. $39.7 million) compared to operating profit of NIS 118.1 million in the second quarter of 2011.

Financial Expenses, net, for the second quarter of 2012 were NIS 95.7 million (U.S. $24.4 million) compared to financial expenses, net of NIS 15.2 million in the comparable quarter last year. The increase in finance costs, net derived from a decrease in finance income and the depreciation of the NIS against the U.S. dollar during the second quarter. Last year finance income in the amount of NIS 70.0 million were recorded due to the change in the fair value of the option to purchase shares of Diners.

Taxes on income in the second quarter of 2012 amounted to NIS 12.8 million (U.S. $3.3 million) (an effective tax rate of 20.9% as compared to the statutory rate of 25%) as compared to tax expenses totaled NIS 31.1 million in the comparable quarter last year (an effective tax rate of 30.2% as compared to the statutory rate of 24%). The decrease in the effective tax rate in this quarter derived from recording a gain from decrease in holding rate in respect of which the Company did not record deferred taxes.

Net income for the second quarter of 2012 amounted to NIS 48.4 million (U.S. $12.3 million) compared to a net income of NIS 71.8 million in the second quarter of 2011. The net income in the second quarter of 2012 attributed to the Company's shareholders amounted to NIS 28.8 million (U.S. $7.3 million) or NIS 0.44 per share (U.S. $0.11) and the income attributed to non-controlling interests amounted to NIS 19.6 million (U.S. $5.0 million).

8

Segment Information Analysis

Segment Information Analysis for the first six months of 2012

Supermarkets Segment

	For the six months ended June 30			Convenience translation(a) for the six months ended June 30
	2012	2011	% Change	2012
	NIS in thousands			U.S. dollars
Segment Revenues	3,279,529	3,402,999	(3.6%)	835,974
Segment Gross Profit	882,393	938,432	(6.0%)	224,928
Segment Profit	48,323	116,288	(58.4%)	12,318
Segment profit as a percentage of segment revenues	1.5%	3.4%	-	N/A

	For the six months ended June 30		Convenience translation(a) for the six months ended June 30
	2012	2011	2011
	NIS	NIS	U.S.$

Increase (decrease) in same store sales*	(5.3%)	1.7%	N/A

Number of stores at end of period	217	209	N/A
Stores opened during the period	8	4	N/A
Stores closed during the period	2	1	N/A

Total square meters at end of period	386,400	369,600	N/A
Square meters added during the period, net	10,525	3,400	N/A

Sales per square meter	8,606	9,223	2,194

* Compared with the same period in the prior fiscal year, net of discounts sales.

Segment Revenues for the Supermarkets segment in the first half of 2012 amounted to NIS 3,279.5 million (U.S. $836.0 million) as compared to NIS 3,403.0 million in the corresponding period last year, a decrease of 3.6%. The decrease in revenues was due to a reduction in the same store sales (SSS) at a rate of 5.3% which was mainly due to the increasing competition and opening of commercial areas. This decrease was partially offset by the net opening of six new branches from the beginning of 2012.

9

Gross Profit for the Supermarkets segment in the first half of 2012 amounted NIS 882.4 million (U.S. $224.9 million) (26.9% of revenues), compared to NIS 938.4 million in the corresponding period last year (27.6% of revenues), a decrease of 6.0% stemming from decrease in the sales of SSS stores and erosion of gross profit margin due to the public protest and the increasing competition.

Segment Profit for the Supermarkets segment in the first half of 2012 decreased by 58.4% to NIS 48.3 million (U.S $12.3 million) (1.5% of segment revenues) compared to the segment profit of NIS 116.3 million (3.4% of segment revenues) in the corresponding period last year. The decrease in the segment profit resulted from decrease in segment sales and increase in expenses due to net opening 6 new. Rate of expenses of same stores in the first six months of 2012 is similar compared to the comparable period last year.

Commercial and Fueling Sites segment

				Convenience translation(a) for the six months ended June 30
	For the Six month ended June 30
	2012	2011	% Change	2012
	NIS in thousands			U.S.$
Segment Revenues	3,006,107	2,576,497	16.7%	766,278
Segment Gross Profit	439,638	441,387	(0.1%)	112,067
Segment Profit	87,968	100,908	(12.8%)	22,423
Segment profit as a percentage of segment revenues	2.9%	3.9%	-	N/A

Segment net revenues in the commercial and Fueling Sites segment in the first half of 2012 amounted to NIS 3,006.1 million (U.S. $766.3 million) as compared to NIS 2,576.5 million in the first half of 2011, an increase of 16.7%. The main increase stemmed from an increase in the quantitative sales as a result of opening new Fueling Sites, an increase in sales in the convenience stores and an increase in the price of petrol.

Gross Profit amounted to NIS 439.6 million (U.S. $112.1 million), (14.6% of revenues) compared to NIS 441.4 million in the comparable period last year (17.1% of revenues), a decrease in gross profit of 0.1% compared to the corresponding period last year, which derived from a reduction in the marketing margin of supervised gasoline and was partially offset by an increase in the activity of convenience stores and the impact of changes in the petrol prices on the value of inventory.

Segment Profit for the Commercial and Fueling Sites segment amounted to NIS 88.0 million (U.S. $22.4 million) (2.9% of net revenues) as compared to NIS 100.9 million in the first half of 2011, a decrease of 12.8%. The decrease stems mainly due to reducing the marketing margin the impact of which was offset following efficacy measures.

10

Non Food Retail and Wholesale Segment

	For the Six month ended June 30			Convenience translation(a) for the six months ended June 30
	2012	2011	% Change	2012
	NIS in thousands			U.S.$
Segment Revenues	210,554	221,374	(4.9%)	53,672
Segment Gross Profit	84,368	86,939	(3.0%)	21,506
Segment Profit (loss)	(3,212)	(6,527)	(50.8%)	(819)
Segment profit (loss) as a percentage of segment revenues	(1.5%)	(2.9%)	-	N/A

Segment Revenues for the Non-food segment amounted in the first half of 2012 to NIS 210.6 million (U.S. $53.7 million) compared to NIS 221.4 million in the first half of 2011, a decrease of 4.9%. The decrease in revenues was mainly due to a decrease in sales to franchisees and from closing stores by franchisees which was partially offset by an increase in sales by Na'aman and Vardinon and in stores transferred from franchise to self-operation.

Gross Profit amounted to NIS 84.4 million (U.S. $21.5 million), (40.1% of revenues) compared to NIS 86.9 million in the first half of 2011 (39.3% of revenues). The decrease in gross profit mainly drives from decrease in sales to franchisees.

Loss for the Non Food Retail and Wholesale segment in the first half of 2012 amounted to NIS 3.2 million (U.S $0.8 million) (1.5% of segment revenues) compared to the segment loss of NIS 6.5 million (2.9% of segment revenues) in the corresponding period in 2011. The decrease in the segment loss was mainly due to one-off costs of NIS 2.2 million due to the transfer to the new logistics center for the Non-food segment group in 2011.

Real Estate Segment

				Convenience translation(a) for the six months ended June 30
	For the Six month ended June 30
	2012	2011	% Change	2012
	NIS in thousands			U.S.$
Segment Revenues	17,041	14,713	15.8%	4,344
Appreciation of Investment Property	84,334	19,445	333.7%	21,497
Segment Profit	104,349	25,749	305.3%	26,599
Segment profit as a percentage of segment revenues	512%	175%	-	N/A

Segment Revenues for the Real Estate segment, consisting of rental fee income, increased by approximately 15.8% from NIS 14.7 million in the first half of 2011 to NIS 17.0 million (U.S. $4.3 million) in the first half of 2012 due to an increase in leased space and increase of CPI.

Change in the fair value of Investment Property - in the first half of 2012, the Real Estate segment recorded profit from the increase in the value of investment property in the amount of NIS 84.3 million (U.S $21.5 million) including NIS 95 million (U.S $24.2 million) from revaluation of the commercial section in the wholesale market complex in Tel Aviv, compared to NIS 19.4 million in the first half of 2011.

Segment Profit for the Real Estate segment in the first half of 2012 increased by 305.3% to NIS 104.3 million (U.S $26.6 million) compared to the segment profit of NIS 25.7 million in the corresponding period. The increase in the segment profit was due to the increase in gain from appreciation, as described above, as well as a gain of NIS 19.6 million recorded after a decrease in the holding rate in the residential section of the project.

11

Segment Information Analysis for the second quarter

Supermarkets Segment

	For the three month ended June 30			Convenience translation(a) for the three months ended June 30
	2012	2011	% Change	2012
	NIS in thousands			U.S.$
Segment Revenues	1,653,510	1,766,464	(6.4%)	421,491
Segment Gross Profit	445,815	480,366	(7.2%)	113,641
Segment Profit	31,391	66,716	(52.9%)	8,002
Segment profit as a percentage of segment revenues	1.9%	3.8%	N/A	N/A

	For the three month ended June 30		Convenience translation(a) for the three months ended June 30
	2012	2011	2012
	NIS in thousands		U.S.$

Increase (decrease) in same store sales*	(7.6%)	5.7%	N/A

Number of stores at end of period	217	209	N/A
Stores opened during the period	3	-	N/A
Stores closed during the period	1	-	N/A

Total square meters at end of period	386,400	369,600	N/A
Square meters added during the period, net	2,775	-	N/A

Sales per square meter	4,302	4,782	1,097

* Compared with the same period in the prior fiscal year, net of discounts sales.

Segment Revenues for the Supermarket segment decreased by 6.4% from NIS 1,766.5 million in the second quarter of 2011 to NIS 1,653.5 million (U.S $421.5 million) in the second quarter of 2012. The decrease in revenues was due to a reduction in the same store sales (SSS) at a rate of 7.6% which was mainly due to the increasing competition and opening of commercial areas and erosion in sale prices and was offset by the net opening of eight new branches during the last 12 months.

Gross Profit for the Supermarkets segment in the second quarter of 2012 amounted NIS 445.8 million (U.S. $113.6 million) (27.0% of revenues), compared to NIS 480.4 million in the corresponding period last year (27.2% of revenues), a decrease of 7.2% stemming from decrease in the sales of SSS stores and erosion of gross profit margin due to the public protest and the increasing competition.

Segment Profit for the Supermarkets segment in the second quarter of 2012 decreased by 52.9% to NIS 31.4 million (U.S $8.0 million) (1.9% of segment revenues) compared to the segment profit of NIS 66.7 million (3.8% of segment revenues) in the corresponding quarter. The decrease in the segment profit was due to the decrease in sales, erosion of gross profit margin due to the public protest against high cost of living and the increasing competition.

12

Commercial and Fueling Sites segment

				Convenience translation(a) for the three months ended June 30
	For the three month ended June 30
	2012	2011	% Change	2012
	NIS in thousands			U.S.$
Segment Revenues	1,575,819	1,328,257	18.6%	401,687
Segment Gross Profit	234,393	222,979	5.1%	59,748
Segment Profit	54,544	50,579	7.8%	13,904
Segment profit as a percentage of segment revenues	3.5%	3.8%	N/A	N/A

Segment net Revenues of the Commercial and Fueling Sites segment for the second quarter of 2012 amounted to NIS 1,575.8 million (U.S. $401.7 million) as compared to NIS 1,328.3 million in the comparable quarter of 2011. The increase in revenues derived from the same reasons described in the analysis of the first half of 2012 results.

Gross Profit amounted to NIS 234.4 million (U.S. $59.7 million), (14.9% of revenues) compared to NIS 223.0 million in the comparable period last year (16.8% of revenues), an increase in gross profit of 5.1% compared to the corresponding period last year, which derived mainly from an increase in sales from convenience stores and was partly offset from the impact of changes in the petrol prices on the value of inventory and the reduction of marketing margin of supervised gasoline.

Segment Profit for the Commercial and Fueling Sites segment amounted to NIS 54.5 million (U.S. $13.9 million) (3.5% of net revenues), as compared to NIS 50.7 million (3.8% of net revenues) in the comparable quarter of 2011.

13

Non Food Retail and Wholesale Segment

	For the three months ended June 30			Convenience translation(a) for the three months ended June 30
	2012	2011	% Change	2012
	NIS in thousands			U.S.$
Segment Revenues	96,392	105,302	(8.5%)	24,571
Segment Gross Profit	35,622	40,207	(11.4%)	9,080
Segment loss	(7,742)	(7,374)	5.0%	(1,973)
Segment loss as a percentage of segment revenues	(8.0%)	(7.0%)	N/A	N/A

Segment Revenues for the Non - Food segment decreased by 8.5% from NIS 105.3 million in the second quarter of 2011 to NIS 96.4 million (U.S. $24.6 million) in the current quarter. The decrease in revenues was mainly due to a decrease in sales to franchisees following the closing of 20 franchised stores over the last 12 months and was partially offset by an increase in Na'aman and Vardinon and in stores transferred from franchise to self-operation.

Gross Profit amounted to NIS 35.6 million (U.S. $9.1 million), (37.0% of revenues) compared to NIS 40.2 million in the second quarter of 2011 (38.2% of revenues). The decrease in gross profit mainly drives from decrease in sales to franchisees.

Loss for the Non Food Retail and Wholesale segment in the second quarter of 2012 increased to NIS 7.7 million (U.S. $2.0 million) (8.0% of segment revenues) compared to the segment loss of NIS 7.4 million (7.0% of segment revenues) in the corresponding quarter in 2011.

Real Estate Segment

	For the three months ended June 30			Convenience translation(a) for the three months ended June 30
	2012	2011	% Change	2012
	b			U.S.$
Segment Revenues	8,985	8,441	6.4%	2,290
Change in fair value of Investment Property	81,649	16,390	398.2%	20,813
Segment profit	99,487	20,180	393.0%	25,360
Segment profit as a percentage of segment revenues	1,107.2%	239.1%	N/A	N/A

Segment Revenues for the Real Estate segment, consisting of rental fee income from external parties, increased to NIS 9.0 million (U.S. $2.3 million) in the second quarter of 2012 compared to NIS 8.4 million in the second quarter of 2011 due to the increase in leased premises.

Change in the Fair Value of Investment Property - the Company recorded gain from appreciation of investment property in the amount of NIS 81.6 million (U.S. $20.8 million) in the second quarter of 2012, including NIS 95 million (U.S $24.2 million) from revaluation of the commercial section in the wholesale market complex in Tel Aviv, compared to NIS 16.4 million in the second quarter of 2011.

Segment Profit for the Real Estate segment in the second quarter of 2012 increased by 393.0% to NIS 99.5 million (U.S $25.4 million) (1,107.2% of segment revenues) compared to the segment profit of NIS 20.2 million (239.1% of segment revenues) in the corresponding quarter of 2011. The increase in the segment profit was mainly due to the increase in the gain from appreciation and gain from decrease in holding rate, as described above.

14

LIQUIDITY, CAPITAL RESOURCES AND CAPITAL REQUIREMENTS OF ALON HOLDINGS BLUE - SQUARE ISRAEL

The following discussion presents an analysis of our cash flows for the six months and three months ended June 30, 2012 compared to six months and three months ended June 30, 2011.

Cash Flows in the first half of 2012

Cash Flows from Operating Activities: Net cash flows deriving from operating activities in the first half of 2012 amounted to NIS 21.1 million (U.S. $5.4 million) compared to cash flows from operating activities of NIS 434.5 million in the first half of 2011.

The decrease in cash flows from operating activities compared to the comparable period mainly derived from the purchase of real estate inventory by BSRE of NIS 247.8 million (U.S $63.2 million) compared to purchase of real estate inventory of NIS 4.1 million in the comparable period last year, increase in working capital needs mainly due to increase in petrol prices and a decrease in operating profit of approximately NIS 115.3 million (U.S $29.4 million) net of tax received, net amounting to NIS 16.3 million (U.S $4.1 million) in the first half of 2012 compared to tax paid, net amounting to NIS 40.6 million in the comparable period last year.

Cash Flows from Investing Activities: Net cash flows used in investing activities in the first half of 2012 amounted to approximately NIS 419.9 million (U.S. $107.0 million) compared to net cash flows of NIS 300.3 million used in investing activities in the first half of 2011. Cash flows used in investing activities in the first half of 2012 mainly included the purchase of property and equipment, investment property and intangible assets in the total amount of NIS 306.6 million (U.S. $78.2 million) as well as the grant of long term loans of NIS 38.6 million (U.S. $9.8 million) mainly to the controlling shareholders, investment in restricted deposits of NIS 69.9 million (U.S. $17.8 million) and investments in securities of NIS 133.9 million (U.S. $34.1 million), net of proceeds from realization of securities of NIS 109.8 million (U.S. $28.0 million) and receipt of a dividend in the amount of NIS 11 million (U.S. $2.8 million).

In the first half of 2011, the cash flows used in investing activities mainly included the purchase of property and equipment, investment property and intangible assets in the total amount of NIS 176.6 million as well as the grant of short term loans of NIS 62.3 million mainly to the controlling shareholders and investment in restricted deposits of NIS 95.4 million.

Cash Flows from Financing Activities: Net cash flows from financing activities amounted to NIS 537.6 million (U.S. $137.0 million) in the first half of 2012 as compared to net cash flows used in financing activities of NIS 125 million in the corresponding period last year. The cash flows from financing activities in the first half of 2012 mainly included issuance of bonds of NIS 295.6 million (U.S. $75.3 million) and receipt of long term loans of NIS 498.3 million (U.S. $127.0 million) that was offset by interest payments of NIS 117.4 million (U.S. $29.9 million), repayment of loans of NIS 188.1 million (U.S. $47.9 million) and bond repayment of NIS 92.1 million (U.S. $23.5 million). The net cash flows used in financing activities in the first half of 2011 included mainly the repayment of bonds of NIS 138.5 million, repayment of loans of NIS 126.1 million and payment of interest of NIS 110.3 million and was offset by an increase in short term credit from banks of NIS 169.9 million and receipt of long term loans of 109.5 million.

Cash Flows in the Second Quarter of 2012

Cash Flows from Operating Activities: Net cash flow used in operating activities amounted to NIS 141.7 million (U.S. $36.1 million) in the second quarter of 2012 compared to NIS 218.4 million from operating activities in the comparable quarter last year. The decrease in this quarter cash flows from operating activities compared to the comparable quarter derived from purchase of real estate inventory by BSRE of NIS 247.0 million (U.S $63.0 million) compared to purchase of real estate inventory of NIS 2.1 million in the comparable quarter last year, increase in working capital needs mainly due to increase in petrol prices and a decrease in operating profit of approximately NIS 63.5 million (U.S $16.2 million) net of tax received, net amounting to NIS 26.8 million (U.S $6.8 million) in the second quarter of 2012 compared to tax paid, net amounting to NIS 20.9 million in the comparable quarter last year.

Cash Flows from Investing Activities: Net cash flows used in investing activities amounted to NIS 263.8 million (U.S. $67.2 million) in the second quarter of 2012 as compared to net cash used in investing activities of NIS 83.9 million in the comparable quarter. Cash flows used in investing activities in the second quarter of 2012 mainly included the purchase of investment property, property and equipment and intangible assets of total NIS 208.0 million (U.S. $53.0 million), including an investment of NIS 121.5 million (U.S. $31.0 million) for consummating the purchase of real estate in the commercial section of the wholesale market complex, the grant of long term loans of NIS 14.9 million (U.S. $3.8 million) mainly to the controlling shareholder, investment in restricted deposits of NIS 60.9 million (U.S. $15.5 million) and investments in securities of NIS 38.7 million (U.S. $9.9 million), net of proceeds from the realization of securities of NIS 44.5 million (U.S. $11.3 million) and a dividend received amounting to NIS 11.0 million (U.S. $2.8 million).

In the second quarter of 2011 cash flows used in investing activities mainly included the purchase of property and equipment, investment property and intangible assets of total NIS 85.8 million, investment in advances from purchasers of apartments of NIS 8.1 million and investments in short term deposits of NIS 3.2 million and was offset by interest received of NIS 7.7 million.

Cash Flows used in Financing Activities: Net cash flows from financing activities amounted to NIS 516.8 million (U.S. $131.7 million) in the second quarter of 2012 as compared to net cash flows used in financing activities of NIS 135.1 million in the corresponding quarter last year. The cash flows from financing activities in the second quarter of 2012 mainly included issuance of bonds of NIS 31.3 million (U.S. $8.0 million) and receipt of loans of NIS 497.8 million (U.S. $126.9 million) that was offset by interest payments of NIS 60.5 million (U.S. $15.4 million), repayment of loans of NIS 68.3 million (U.S. $17.4 million) and bond repayment of NIS 88.2 million (U.S. $22.5 million). The net cash flows used in financing activities in the second quarter of 2011 included mainly the repayment of bonds of NIS 136.3 million, repayment of long term loans of NIS 66.6 million and payment of interest of NIS 54.6 million and was offset by the receipt of long term loans of NIS 107.0 million anda change in short term credit of NIS 32.7 million.

15

Capital Resources and Requirements

Our capital resources consist of a variety of short and long-term financial instruments, including loans from financial institutions, commercial paper, listed and non-listed debentures and convertible debentures. In addition, other capital resources consist of liquid resources such as cash and cash equivalents, future cash flows from operating activities and current available-for-sale financial assets.

Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating activities, and dividend payments.

Total debt relates to our debentures, loans from banks and others, and other financial indebtedness such as commercial paper. Total debt is comprised of short-term debt and current maturities of long-term debt as well as long-term debt, as stated on the consolidated statements of financial position.

Total liquidity refers to the liquid financial assets we had available at the respective balance sheet dates to fund our business operations and pay for near-term obligations. Total liquidity is comprised of cash and cash equivalents as well as currently available financial assets, as stated on the consolidated balance sheets.

Net debt results from total debt less total liquidity. Management uses the net debt measure for internal corporate finance management, as well as for external communication with rating agencies, and accordingly we believe that presentation of net debt is useful for investors. Net debt should not be considered in isolation as an alternative to short-term debt and long-term debt as presented in accordance with IFRS.

	June 30,		December 31,	Convenience translation for June 30
	2012	2011	2011	2012
	NIS In thousands			U.S. dollars

Credit and loans from banks and others (current)	1,403,640	970,312	1,348,570	357,798
Current maturities of debentures and convertible debentures	258,539	140,980	212,726	65,903
Long-term from banks and others, net of current maturities	1,368,318	1,362,958	1,240,487	348,794
Convertible debentures, net of current maturities	119,771	119,101	118,826	30,530
Debentures, net of current maturities	2,218,311	2,140,119	2,034,047	565,463
Total debt	5,368,579	4,733,470	4,954,656	1,368,488
Cash and cash equivalents	215,698	125,637	76,451	54,983
Short-term bank deposit	101,611	95,203	103,942	25,901
Investment in securities (current)	315,407	291,867	300,053	80,400
Short term loans to controlling share holders	139,310	76,899	128,266	35,511
Current maturities of loans receivable	26,210	6,364	8,473	6,681
Investment in securities (non - current)	37,480	29,128	33,159	9,554
Loans receivable, net of current maturities	195,384	143,068	182,654	49,805
Total liquidity	1,031,100	768,166	832,998	262,835
Net debt	4,337,479	3,965,304	4,121,658	1,105,653

For further information on changes in net debt please refer to “Cash flow - First six months and second quarter of 2012 compared to first six months and second quarter of 2011 - Financing activities” above.

We believe that our cash balances and cash generated from operations will be sufficient to meet our anticipated cash requirements for the next 12 months.

16

Subsequent events

•	On July 3, 2012, Tel Aviv Lev Towers Ltd. and the Tel Aviv City Mall Ltd. (in which BSRE holds indirectly 50% together with Gindi Investments 1 Ltd and its subsidiaries, "Gindi"), signed an agreement with a contractor pursuant to which the contractor will implement the construction work. The Purchasers will pay to the contractor an amount of NIS 286 million, of which BSRE's share is NIS 143 million. The Purchasers and the contractor have determined acceptable compensation mechanisms.

•	On July 12, 2012, Eyal Baribua Ltd. (Eyal Baribua), a company held 50% by BSRE, entered into an agreement with a bank to provide a credit line of NIS 90 million to Eyal Baribua to establish the logistics center in Kibbutz Eyal. The credit line will be extended for the establishment period, and after the completion of the construction and Mega's entry into the logistic center, the credit line will be converted into a loan where NIS 63 million will be repaid in quarterly payments over 14 years and the balance at the end of the loan term. The credit line and the loan will bear variable annual interest rate linked to the prime interest rate. As collateral for the loan repayment, the real estate rights will be charged and for the establishment period the shareholders of Eyal Baribua provided as a guarantee.

•	In August 2012, the subsidiary, Mega Retail, announced an intention to exiting from ten losing branches in supermarkets segment. To the date of the financial statements, Mega retail has signed agreements to exit six of ten branches until the end of the year 2012.

•	On August 20, 2012, the bonds series of Dor Alon (Series D) was expanded by a private offering of NIS 46,000 thousand par value of bonds (Series D) to institutional investors for 101.08% of their par value, reflecting a return of 6.9%.

•	On August 28, 2012, the bonds series of BSRE (Series D) was expanded by a private offering of NIS 49,000 thousand par value of bonds (Series D) to an institutional investor for 98.0% of their par value, reflecting a return of 6.0%.

•	For the developments in the contingencies, see note 9 to the financial statements as of June 30, 2012.

###

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at June 30, 2012: U.S. $1.00 equals NIS 3.923. The translation was made solely for the convenience of the reader.

This Management’s Discussion and Analysis contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2011 and our Registration Statement on Form F-3 (File no. 333-177138) filed on May 31, 2012.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

17